EXHIBIT 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(In ‘000s, Except Ratio)

	Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before income taxes, income (loss) from equity investees and non-controlling interest	$486,731	$993,186	$293,985	$183,672	$(23,918)

Fixed Charges	156,424	105,214	77,543	32,121	15,235

Amortization of capitalized interest	—	—	—	—	—
Total Earnings	$643,155	$1,098,400	$371,528	$215,793	$(8,683)

Fixed Charges:
Interest Expense	$148,817	$95,359	$72,649	$30,858	$15,113

Interest capitalized	—	—	—	—	—

Estimated interest within rental expense	7,607	9,855	4,894	1,263	122

Total Fixed Charges	$156,424	$105,214	$77,543	$32,121	$15,235

Ratio of earnings to fixed charges	4.1	10.4	4.8	6.7	— (1)

(1)	Fixed charges exceeded earnings by $23.9 million in 2003.